UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 22, 2011

BHP BILLITON LIMITED (ABN 49 004 028 077)	BHP BILLITON PLC (REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: February 22, 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary

Fayetteville Acquisition

bhpbilliton

resourcing the future

J. Michael Yeager

Chief Executive, BHP Billiton Petroleum

22 February 2011

Disclaimer

bhpbilliton

resourcing the future

Reliance on Third Party Information

The views expressed here contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.

Forward Looking Statements

This presentation includes forward-looking statements within the meaning of the U.S. Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of BHP Billiton. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. For more detail on those risks, you should refer to the sections of our annual report on Form 20-F for the year ended 30 June 2010 entitled “Risk factors”, “Forward looking statements” and “Operating and financial review and prospects” filed with the U.S. Securities and Exchange Commission.

No Offer of Securities

Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction.

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 22 February 2011 Slide 2

Highlights

bhpbilliton

resourcing the future

100% of Chesapeake Energy Corporation’s upstream and midstream Fayetteville interests acquired for US$4.75 billion

Largest U.S. shale gas asset transaction

Single, giant field enables focus and is consistent with our corporate strategy

Substantive BHP Billiton operated entry into shale gas

Major resource addition, immediate increase to Petroleum volumes and significant growth ahead

Transition service plans in place

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 22 February 2011 Slide 3

Transaction details

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resourcing the future

Agreed price of US$4.75 billion in cash includes US$0.5 billion for midstream interests

487,000 net acres, 415 MMcf/d current production, 2.4 TCF proved reserves, and 10 TCF total risked resource

Purchase price of US$1.77 per Mcf for proved reserves or US$0.43 per Mcf for total risked resources

12 month transition agreement in place to ensure the safe and smooth transfer of operations to BHP Billiton

Targeted closing by end 1H CY2011, conditional upon regulatory approvals

- No other third party approvals required

- Substantial due diligence performed to date

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 22 February 2011 Slide 4

Unique opportunity to acquire a leadership position in a major North American shale bhpbilliton

resourcing the future

North American Shale Gas Plays

Horn River

Montney

Bakken

Marcellus

Niobrara

Woodford

Fayetteville

Barnett

Haynesville

Eagle Ford

Liquid Rich Plays

Gas Focused Plays

BHP Billiton becomes the second largest acreage holder in the Fayetteville shale

Modest topography provides easy operating access

Shallower wells with low field production decline

420 miles of infield gathering pipelines and several compression stations

Major development program ahead with US$800 million to US$1 billion annual investment for the next decade or longer

Van Buren

Cleburne

Pope

White

Conway

Faulker

Field Outline

BHP Billiton Interests

Operated Acreage

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 22 February 2011 Slide 5

A material asset with room to grow

bhpbilliton

resourcing the future

Total Net Resources (MMboe)

6,000

5,000

4,000

3,000

2,000

1,000

0

3.7 Billion BOE

1.7 Billion BOE

5.4 Billion BOE

BHP Billiton Petroleum

Acquired Fayetteville Interests

Combined Resources

Proved Reserves

Probable Reserves & Contigent Resources

10 TCF addition is more than double our share of remaining resources at Bass Strait, 3x our share of Scarborough, and 7x our share of Browse

Large percentage of non-proved reserves remain to be developed

Fayetteville will be consistent with current Petroleum portfolio – solid EBIT margins at current prices

BHP Billiton Petroleum Net Resources as per BHP Billiton’s

Production Report for the Half Year Ended December 31, 2010

Fayetteville Net Resources as per Chesapeake’s Investor

Presentation dated December 2010

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 22 February 2011 Slide 6

Excellent strategic fit

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resourcing the future

World-class accessible resource, material to BHP Billiton

- Large, long-life, low cost, with significant future development

Access to the world’s largest gas market

Lower risk due to adequate production history and extensive delineation drilling

Long term investment matches our financial strength

Large operated position, leveraging our organisation and expertise

Stable operating environment and attractive U.S. fiscal terms

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 22 February 2011

Slide 7

Strong market fundamentals

bhpbilliton

resourcing the future

U.S. Natural Gas Demand (Bcf/d)

100

80

60

40

20

0

Power

Industrial

Commercial

Residential

Other

2000 2015 2030

U.S. Natural Gas Supply (Bcf/d)

100

80

60

40

20

0

LNG & Pipeline imports

Unconventional

Conventional

2000 2015 2030

Source: Wood Mackenzie

U.S. demand for natural gas set to increase 1.6% annually

Unconventional gas is the primary source of long-term supply

Highly liquid market with contracts traded on the NYMEX

Preferred fuel in low carbon world

Extensive pipeline network provides access to premium gas markets in the Midwest and Northeast U.S.

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 22 February 2011

Slide 8

Significant volume growth potential

bhpbilliton

resourcing the future

Net Production (Mboe/d)

700

600

500

400

300

200

100

-

2011: Petroleum

2011: Petroleum & Fayetteville

+/-2016: Petroleum & Fayetteville

+/-2020: Petroleum & Fayetteville

Development plans to nearly triple production from Fayetteville assets builds upon large upcoming GOM and WA LNG projects

Volumes increase to ~500 Mboe/d, with plans to reach ~700 Mboe/d by the end of the decade

Positive impact on industry-leading unit cost metrics, both cash and non-cash

Increases the share of volumes operated and controlled by BHP Billiton

FY11 Petroleum volume projection as per BHP Billiton’s Production Report for the Half Year Ended December 31, 2010

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 22 February 2011

Slide 9

Transition plans in place with Petroleum organisation adding value at low cost bhpbilliton

resourcing the future

Petroleum HQ

Production and Development

Exploration

Acquired Fayetteville Interests

Excellence

Petroleum Headquarter-Houston

Centralised management/planning

Centralised services

Common worldwide standards

Functional excellence

Western Australia

Bass Strait

Gulf of Mexico

UK

Trinidad

Pakistan

Algeria

Fayetteville

Execution

Strong local operating units

Execution

Receive services

Adhere to worldwide standards

Substantially increases onshore gas position and leverages highly experienced personnel

Industry leader in safety, drilling, project development, and operations performance

Highly scaleable Petroleum organisation limits additional overhead

12 month transition agreement includes all technical support and field personnel and incentivises performance

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 22 February 2011 Slide 10

Conclusions

bhpbilliton

resourcing the future

Unique opportunity to acquire a leadership position in a consolidated shale play

Consistent with our strategy and adds to portfolio and customer diversity

World class resource in largest gas market, low cost and significant immediate production

Petroleum resource base increases 45% with significant volume growth ahead

Major BHP Billiton operated position

Transition plans in place for up to 12 months to integrate with existing organisation

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 22 February 2011 Slide 11

bhpbilliton

resourcing the future